SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 11)

                          ESC Medical Systems Ltd.
                  ---------------------------------------
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                  ---------------------------------------
                       (Title of Class of Securities)

                                 M40868107
                  ---------------------------------------
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
                  ---------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000

                                May 29, 1999
                  ---------------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         /  /



CUSIP No. M40868107           13D
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      This Amendment No. 11 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, and Amendment No. 10, dated May 27, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard
J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

      On May 25, 1999, Messrs. Genger and Gottstein and the Company agreed that the extraordinary general meeting to be held on June 2, 1999, and the annual meeting of shareholders of the Company to be held on July 15, 1999, would be combined into one meeting to be held on June 23, 1999. In anticipation of the June 23, 1999 meeting, on or about May 29, 1999, Messrs. Genger and Gottstein began mailing their proxy solicitation materials to all shareholders of the Company. Copies of the proxy solicitation materials are attached hereto as Exhibit 22, Exhibit 23,
Exhibit 24 and Exhibit 25. Messrs. Genger and Gottstein understand that the Board of Directors of the Company has set June 9, 1999 as the record date for the June 23 meeting.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.



CUSIP No. M40868107           13D
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Item 7. Material to be Filed as Exhibits.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 22: Open Letter to the Shareholders of the
                  Company, dated May 28, 1999, from Messrs.
                  Genger and Gottstein

      Exhibit 23: Notice of Combined Extraordinary General
                  Meeting and Annual General Meeting to be held on June 23, 1999

      Exhibit 24: Form of Proxy

      Exhibit 25: Proxy Statement



CUSIP No. M40868107           13D
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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1999


                                    /s/ Barnard J. Gottstein
                                    --------------------------------------
                                    Barnard J. Gottstein
                                    Individually and as Trustee of
                                    the Barnard J. Gottstein Revocable
                                    Trust


                                    BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                    /s/ Barnard J. Gottstein
                                    -------------------------------------
                                    Barnard J. Gottstein
                                    Trustee



CUSIP No. M40868107           13D
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                               EXHIBIT INDEX


      Exhibit
      Number                  Title                             Page
      -------                 -----                             ----

        22          Open Letter to the                            6
                    Shareholders of the Company,
                    dated May 28, 1999, from
                    Messrs. Genger and Gottstein

        23          Notice of Combined                           13
                    Extraordinary General Meeting
                    and Annual General Meeting to
                    be held on June 23, 1999

        24          Form of Proxy                                17

        25          Proxy Statement                              21